FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                               January 23, 2006

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X                   Form 40-F
                         ---                            ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                            No  X
                   ---                           ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 Smith & Nephew plc
                                                 (Registrant)


Date: January 23, 2006
                                                 By:   /s/ Paul Chambers
                                                        -----------------
                                                 Paul Chambers
                                                 Company Secretary





Smith & Nephew Redenominates Share Capital


23 January 2006


Smith & Nephew plc (LSE: SN, NYSE: SNN) announces today that further to previous announcements the share capital of the company has been redenominated into US dollars by way of a reduction in capital and subsequent issue and allotment of new dollar ordinary shares. The redenomination of the share capital was approved by shareholders on 12 December 2005 and Court approval for the reduction was received on 18 January 2006. The redenomination has been registered at Companies House.

The nominal value of each dollar denominated ordinary share is now 20 cents. Following this redenomination, shareholders receive one new dollar denominated ordinary share for each sterling ordinary share held. The new shares have the same rights and restrictions as the previously issued sterling ordinary shares.

The rights and obligations of the company's American Depositary Shares (ADS), which are listed on the New York Stock Exchange, are not affected by the redenomination and each ADS will continue to represent 5 ordinary shares.

Application has been made to the UK Listing Authority and to the London Stock Exchange for 940,690,200 new dollar ordinary shares, being the issued share capital of the company at the close of business on Friday 20 January 2006, to be admitted to the Official List and, following approval and admission, trading in the new dollar shares commences today. The company's shares continue to be quoted in sterling on the London Stock Exchange.

In addition, application has been made to the UK Listing Authority and to the London Stock Exchange, and approval given, for 7,462,500 ordinary shares to be blocklisted for admission to the Official List under the following schemes. The shares, which will rank pari passu in all respects with the new dollar shares in issue, will be not be allotted immediately but as and when required pursuant to the rules of the company's share option plans.

1991 Overseas Employee Share Option Scheme - 27,500
International Employees Share Option Scheme - 1,000,000
1985 Executive Share Option Scheme - 85,000
1990 International Executive Share Option Scheme - 1,850,000
2001 US Share Option Scheme - 1,500,000
2001 UK Approved Share Option Scheme - 500,000
2001 UK Unapproved Share Option Scheme - 1,000,000
UK Employee Share Option Scheme - 1,500,000.


Enquiries


Paul Chambers                         Tel:             +44 (0) 20 7401 7646
Smith & Nephew
Company Secretary


Liz Hewitt                            Tel:             +44 (0) 20 7401 7646
Smith & Nephew
Group Director Corporate Affairs


About us

Smith & Nephew is a global medical technology business, specialising in Orthopaedics, Endoscopy and Advanced Wound Management products. Smith & Nephew is a global leader in arthroscopy and advanced wound management and is one of the fastest growing global orthopaedics companies.

Smith & Nephew is dedicated to helping improve people's lives. The company prides itself on the strength of its relationships with its surgeons and professional healthcare customers, with whom its name is synonymous with high standards of performance, innovation and trust. The company has over 8,500 employees and operates in 33 countries around the world generating annual sales of US$2.26 billion.